FILED
Secretary of State
State of California
A0871004
Filing Number
06/09/2021
Filing Date

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

MBZ PARTS
A CALIFORNIA CORPORATION

The undersigned certify that:

1. They are the President and CEO and the Secretary of this corporation whose name is MBZ Parts and whose entity number is C4652618.
2. The amendment and restatement of Articles of Incorporation provided herein has been duly approved by the board of directors.
3. The amended and restated Articles of Incorporation provided herein has been duly approved by the required vote of shareholders in accordance with Sections 902 and 903 of the Corporations Code, the total number of outstanding shares of common stock entitled to vote with respect to this amendment is 811,875, and the vote was unanimous with all shareholders participating, thus the number of votes cast in favor of the amendment exceeded the requisite vote of a majority of shares outstanding (pursuant to Corporations Code Section 152) for such an amendment.
4. The Articles of Incorporation of this Corporation are restated in their entirety as set forth in **Exhibit 1** and Exhibit 1 is hereby formally incorporated by reference as if fully set forth herein.

The undersigned declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct to the best of their knowledge.

DATE: 6/4/21 [signature]
Sheila P Heaney, President and CEO

DATE: 6/4/2021 [signature]
Eliza Behlen, Secretary

Exhibit 1

ARTICLES OF INCORPORATION

OF
MBZ Parts

ARTICLE 1. CORPORATE NAME. The name of the corporation is MBZ Parts.

ARTICLE 2. CORPORATE PURPOSE. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE 3. STOCK.

(a) Authorized Shares. The corporation is authorized to issue two classes of shares to be designated "preferred" and "common," herein referred to as "preferred shares" or "preferred stock" and "common shares" or "common stock," respectively. Common shares shall have all voting rights except for those voting rights expressly reserved for holders of preferred shares in these Articles or by law. The total number of common shares authorized is 1,800,000 shares.

(b) Preferred Shares. The total number of preferred shares authorized is 200,000 shares. Upon any voluntary or involuntary liquidation, dissolution, or winding up of the corporation, Preferred Shares shall receive the sum of the original purchase price per share plus all accrued and unpaid dividends or the fair market value, whichever is greater.

(c) Reserved.

(d) Dividends. The holders of the preferred shares of each series, in preference to the holders of the common shares, shall be entitled to receive dividends, out of any funds legally available therefor, as and when declared by the Board of Directors, payable annually no later than four months after the close of the fiscal year, or in the sole discretion of the board, dividends may be declared but payable at a later date. Dividends shall accrue and be cumulative in the case of shares of each series (1) if issued on or prior to the record date for the first dividend on shares of such series, then from the date fixed for the purpose by the Board of Directors, as provided in paragraph (e), but (2) if issued during the period commencing immediately after the record date for a dividend on shares of such series and terminating at the close of the payment date for such dividend, then from such last-mentioned dividend payment date, otherwise (3) from the quarterly dividend payment date next preceding the date of issue of such shares.

(e) Dividends—Equal Payment. No dividend shall be paid on, or declared or set apart for, any share of preferred stock for any annual dividend period unless at the same time a like proportionate dividend for the same dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid on, or declared and set apart for, all preferred shares of all series then issued and outstanding and entitled to receive such dividend.

(f) Dividends—Cumulative Rights. In no event, so long as any preferred shares shall be outstanding, shall any distribution, as in this paragraph defined, be made as to any of the common shares, unless and until all dividends on the preferred shares of all series for all past dividend periods and for the then current period shall have been paid or declared and a sum sufficient for the payment thereof set apart. "Distribution" as used in this paragraph (f) means the transfer of cash or property without consideration, whether by way of dividend or otherwise (except a dividend in shares of the corporation) or the purchase or redemption of shares of the corporation for cash or property, including any such transfer, purchase, or redemption by a subsidiary of the corporation. The time of any distribution by way of dividend shall be the date of declaration thereof and the time of any distribution by purchase or redemption of shares shall be the date cash or property is transferred by the corporation, whether or not pursuant to a contract of an earlier date; provided that where a negotiable debt security is issued in exchange for shares, the time of the distribution is the date when the corporation acquires the shares in such exchange.

(g) Liquidation Preferences—In General. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the corporation, before any distribution or payment shall be made to the holders of the

common shares, the holders of the preferred shares of each series shall be entitled to be paid in full together with accrued and unpaid dividends to such distribution payment date, whether or not earned or declared.

(h) Liquidation Preferences—Insufficient Assets. If, on any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the corporation, the assets of the corporation are insufficient to permit full payment to the preferred shareholders as herein provided, then the holders of all series of the preferred shares shall share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled.

(i) Liquidation Preferences—Participation Rights When Assets Sufficient. If, on any liquidation, dissolution, or winding up of the affairs of the corporation, payment shall have been made in full to the holders of the preferred shares, as provided in the preceding paragraphs, the remaining assets and funds of the corporation shall be distributed equally to all outstanding shares, preferred and common, share for share.

(j) Liquidation Preferences—Dissolution as Not Including Merger on Sale of Assets. Neither the merger of the corporation with or into another corporation nor the sale of all or substantially all of its assets shall be deemed a liquidation, dissolution, or winding up of the affairs of the corporation within the meaning of paragraphs (g) through (i).

(k) Redemption—Conditions of Redemption. The preferred shares of any series may be redeemed, in whole or in part, at the option of the corporation, by the vote of its Board of Directors, or, in the case of any one or more series, under any sinking fund or other requirement for redemption of any such series fixed by the Board of Directors at any time or from time to time, at the fair market value of such shares. If at the time of redemption the corporation has not yet achieved profitability then there shall be a rebuttable presumption that the fair market value of the shares is the original purchase price plus any unpaid but accrued dividends. If the corporation and the shareholder are unable to mutually agree on the fair market value of the shares then the corporation will hire a disinterested appraiser to make a final determination as to the value of the shares.

(l) Redemption—Partial Redemption. If less than all of the preferred shares of any series is to be redeemed, redemption shall be made in such amount and by such method, either by lot or pro rata, as shall from time to time be determined by the Board of Directors.

(m) Redemption—Notice. Notice of any proposed redemption shall be given by electronic methods unless any shareholders of shares to be redeemed have not consented to electronic notices then notice shall be given by first-class mail, postage prepaid, to each holder of record of shares to be redeemed as of the date of mailing or record date fixed in accordance with law, addressed to the holder at the address of such holder appearing on the books of the corporation, or given by the holder to the corporation for the purpose of notice, or if no such address appears or is given at the place where the principal executive office of the corporation is located, no earlier than sixty (60) nor later than twenty (20) days before the date fixed for redemption. The failure to mail the notice as aforesaid shall not invalidate the redemption of the shares. The notice of redemption shall set forth the following: (1) the series of shares or part of any series of shares to be redeemed; (2) the date fixed for redemption; (3) the redemption price; and (4) the place at which the shareholders may obtain payment of the redemption price on surrender of their share certificate.

(n) Redemption—Unpaid Dividends on Other Shares. No redemption by the corporation of any shares of any series of preferred shares shall be made unless full cumulative dividends on all shares of all series of preferred shares then outstanding that are not to be redeemed or purchased, to the end of the then current dividend period, shall have been paid or declared and set apart for payment and unless funds sufficient to meet all matured obligations of the corporation have been set aside.

(o) Voting Rights—Removal of Directors. Subject to the provisions of Section 303 of the California Corporations Code, any Director may be removed from office by the affirmative vote of a majority of the outstanding shares of the class of shares by which his successor would be elected. A special meeting of the holders of shares of such class may be called by a majority vote of the Board of Directors for the purpose of removing a Director in accordance with the provisions of this paragraph. The President of the corporation shall, in any event, within then (10) days after delivery to the corporation at its principal executive office of a request to such effect signed by the holders of at least twenty-five (25) percent of the outstanding shares of such class, call a special meeting for such purpose to be held within forty (40) days after the delivery of such request. In lieu of the holding of a special meeting to remove a Director as is provided in this paragraph, such removal may be effected by the written consent of a majority of the outstanding shares of the class of shares by which the Director's successor would be elected.

(p) Protective Voting Provisions—Change of Preferences. While any preferred shares of any series are outstanding, the corporation, without first obtaining the consent, either expressed in writing or by affirmative vote at a meeting called for that purpose, of at least two thirds (⅔) of all of the shares of all series of preferred shares then outstanding, shall not change, amend, or repeal any of the provisions of these Articles of Incorporation applicable to the preferred shares that would adversely affect the rights, preferences, privileges, and restrictions of the preferred shares or authorize the Board of Directors to do so. In case any series of the preferred shares at the time outstanding would be so affected in a different manner than any other series of the preferred shares then outstanding by any such action, such series so affected shall be entitled to vote as a series, and the corporation shall not take such action without the consent or affirmative vote, as above provided, of at least two thirds (⅔) of the total number of shares of such series then outstanding, in addition to or as a specific part of the consent or affirmative vote herein above otherwise required.

(q) Protective Voting Provisions—Other Changes. While any preferred shares of any series are outstanding, the corporation, without first obtaining the consent, either expressed in writing or by affirmative vote at a meeting called for that purpose, of at least two thirds (⅔) of all of the shares of all series of preferred shares then outstanding, as a class, shall not (1) increase the presently authorized number of preferred shares, (2) effect an exchange, reclassification, or cancellation of all or part of the preferred shares or effect an exchange, or create a right of exchange, of all or part of the shares of another class into preferred shares, (3) cancel or otherwise affect dividends on the preferred shares that have accrued but have not been paid, (4) create any new class of shares (or any security convertible into such shares) ranking on a parity with or having rights, preferences, or privileges prior to the preferred shares, or (5) merge with or into any other corporation except a wholly owned subsidiary having no funded debt or preference stock outstanding in the hands of the public, or sell or lease all, or substantially all, of its property or assets.

(r) Nonassessability of Shares. All shares shall be issued as fully paid, nonassessable shares, and not otherwise.

ARTICLE 4. INDEMNIFICATION AND LIMITATION OF LIABILITY.

(a) This corporation is authorized to indemnify its directors, officers, shareholders, and other agents to the fullest extent permissible under California law.

(b) The liability of shareholders, directors, and officers of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.